UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Eagleford Energy Inc. Notice of Annual and Special Meeting of Shareholders and Record Date as filed on Sedar on January 3, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 11, 2013	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

Item 1

Equity Financial Trust Company	200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

January 4, 2013

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	Eagleford Energy Inc
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual General and Special Meeting of Securityholders for the subject issuer.

1.	ISIN:	CA27004B1040
	CUSIP:	27004B104

2.	Date Fixed for the Meeting:	February 27, 2013

3.	Record Date for Notice:	January 28, 2013

4.	Record Date for Voting:	January 28, 2013

5.	Beneficial Determination Date:	January 28, 2013

6.	Classes or Series of Securities that entitle	Common Shares
the holder to receive Notice of the Meeting:

7.	Classes or Series of Securities that entitle	Common Shares
the holder to vote at the meeting:

8.	Business to be conducted at the meeting:	Annual General and Special

Yours Truly,

EQUITY FINANCIAL TRUST COMPANY

/s/ Aleesha Seaton

Client Relations

aseaton@equityfinancialtrust.com

cc: Rebecca Barron

EquityFinancialTrust.com